3Q24 Financial Update – Manufactured Housing Loan Portfolio Sale

September 3, 2024





Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this presentation can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United Community Banks, Inc.'s ("United's") Annual Report on Form 10-K for the year ended December 31, 2023 and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.



Manufactured Housing Loan Portfolio Sale Impact

Transaction Description

✓ On August 30, 2024, closed on the divestiture of approximately $318 million of manufactured housing loans, a business acquired in the acquisition of Reliant Bancorp, Inc.

✓ Buyer is 21st Mortgage Corporation, the leading manufactured housing lender in the country backed by Berkshire Hathaway and a trusted platform with the ability to maintain continuity of service to the former United Community customers

Estimated Portfolio Sale Impact			
$ in millions, except per share	Pre-Tax	After Tax	After Tax Per Share
Total Loss on Sale	$ (37.3)	$ (29.1)	$ (0.24)
Reserve Release [1]	11.5	9.0	0.08
Other Transaction Adjustments, Net [2]	(1.9)	(1.5)	(0.01)
Estimated Total Impact	**$ (27.7)**	**$ (21.6)**	**$ (0.18)**

Transaction Rationale

✓ Exiting the business enables management to focus on core operations and to allocate capital to other growth opportunities

✓ Conclusion of 3Q 2023 strategic decision made to cease originations

✓ Reduces UCB's risk profile as these loans represent less than 2% of UCB total loans outstanding but account for 11% of UCB's YTD net charge-offs and 17.4% of nonaccrual loans

✓ Eliminates the need for dedicated manufactured housing overhead, including a specialized servicing function

✓ Creates additional liquidity and balance sheet flexibility

Financial Impact

✓ Estimated net after-tax loss of $21.6 million, or $0.18 per share, to be recognized in 3Q 2024

✓ Slightly accretive to risk-based capital ratios (CET1 increases by approximately 6 basis points)

✓ Approximately neutral to projected earnings per share after reinvestment of proceeds

✓ Estimated 8 basis point reduction in TCE ratios; however, the previously announced FinTrust sale will increase TCE ratios by 7 basis points, with 2 basis points received in Q2 2024 and the remaining 5 basis points received upon close, anticipated in Q4 2024

(1) Manufactured housing reserve as of June 30, 2024
(2) Includes net impact of reversals and write-offs of accrued interest, deferred fees, and certain receivables as well as transaction related expenses

3

